HYZON MOTORS Inc.
599 South Schmidt Road
Bolingbrook, Illinois 60440
June 17, 2024
VIA EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Bradley Ecker

Re:	Withdrawal of Acceleration of Effective Date
Hyzon Motors Inc.
Registration Statement on Form S‑3 (File No. 333-280006)
Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 14, 2024, in which we requested the acceleration of the effective date of the above referenced Registration Statement on Tuesday, June 18, 2024 at 4:00 p.m. Eastern Time.
We are no longer requesting that such Registration Statement be declared effective at 4:00 p.m. Eastern Time on Tuesday, June 18, 2024, and we hereby formally withdraw our request for acceleration of the referenced effective date and time.

Very truly yours,

Hyzon Motors Inc.

By:	/s/ Parker Meeks
Parker Meeks
Chief Executive Officer
cc: Garrett F. Bishop, Foley & Lardner LLP